Exhibit 27

English Translation of Chinese Original

Framework Purchase Agreement

This Framework Purchase Agreement (this “Agreement”) is entered into by and between the following two parties in Nanjing on November 5, 2015:

Party A:                        Nanjing Xinjiekou Department Store Co., Ltd.

Party B:                        Golden Meditech Holdings Limited

Whereas,

1.                                Party A is a share-limited company established and validly existing under the laws of the People’s Republic of China (stock code: 600682);

2.                                Party B is a company incorporated in the Cayman Islands and listed on the Stock Exchange of Hong Kong Limited (stock code: 00801), and is the controlling shareholder of China Cord Blood Corporation (the “Target Company”);

3.                                The Target Company is a life sciences enterprise dedicated to the storage of umbilical cord blood stem cells and listed on the New York Stock Exchange of the United States of America;

4.                                As of the date of this Agreement, Party B has submitted to the board of directors of the Target Company a going-private proposal, pursuant to which Party B proposes to acquire all of the outstanding shares of the Target Company from the other shareholders of the Target Company;

5.                                Party A desires to acquire from Party B all of the shares in the Target Company (including those shares held by Party B in the Target Company as of the date of this Agreement), and Party B desires to sell to Party A all of the shares in the Target Company held by it.  And Party A desires to pay the purchase price for the Target Equity in the form of combination of cash and issue of Party A’s shares through a private placement, which shares shall have a market value as agreed between the parties. At the same time, in order to facilitate the implementation of the transaction as described above, Party A shall provide Party B with assistance in the furtherance of the Going-private of the Target Company, including without limitation, providing Party B with a loan or financing (if any) at the request of Party B (if so made) and subject to agreement between the parties.

After amicable consultations, the parties to this Agreement hereby agree as follows with respect to Party A’s provision of assistance to Party B in the furtherance of the Going-private of the Target Company and Party A’s acquisition from Party B of the Target Equity held by Party B for mutual observance:

Article 1                       Definition

1.1           This “Agreement” refers to this Framework Purchase Agreement.

1.2           “Target Company” refers to China Cord Blood Corporation incorporated in the Cayman Islands and listed on the New York Stock Exchange of the United States of America (stock code: CO).

1.3           “Target Company Minority Shareholders” refers to all the shareholders of the Target Company other than the holder of the Target Equity.

1.4           “Going-private of the Target Company” refers to Party B’s proposed acquisition of all of the outstanding shares of the Target Company held by the Target Company Minority Shareholders as contemplated under a going-private proposal  submitted by Party B to the board of directors of the Target Company.

1.5           “Target Equity” refers to the shares in the Target Company that are already held by Party B and those that are to be acquired by Party B under transactions not yet completed, which in aggregate represent approximately 65.1% of the total issued and outstanding shares of the Target Company on a fully-diluted basis.

1.6           “Proposed Transaction” refers to the transaction by which Party A shall provide Party B with assistance in the furtherance of the Going-private of the Target Company and shall acquire the Target Equity.

1.7           “Minimum Acquired Equity” refers to all of the Target Equity.

1.8           “Fiscal Year” refers to a fiscal year starting from January 1 of a given year and ending on December 31 of that given year.

1.9           “Consideration Shares” refers to the new shares to be issued by Party A to Party B through a private-placement with a total market value no lower than RMB 4 billion (calculated on the basis of the average trading price during the 20 trading days prior to the new share price determination date) as portion of the purchase price for the Target Equity (with the remaining purchase price to be paid in cash), subject to satisfaction or being deemed satisfied as a result of waiver of all the conditions precedent set forth in this Agreement.

1.10    “Consideration Shares Acquisition Date” refers to the date on which Party B’s ownership of the Consideration Shares is registered with China Securities Depository & Clearing Corp. Ltd. Shanghai Branch.

Article 2                       Objective of Agreement

2.1             This Agreement is intended to further specify the preliminary intent reached between the parties as of the date hereof in respect of the transfer of the Target Equity and Party A’ provision of assistance to Party B in the furtherance of the Going-private of the Target Company so as to promote diligently further communications and discussions between the parties regarding the relevant equity transfer.

2.2             This Agreement is only a preliminary intent of Party A to provide Party B with assistance in the furtherance of the Going-private of the Target Company and to acquire the Target Equity, and shall not be legally binding upon either party other than those provisions indicated otherwise.

2.3             In connection with the proposed transfer of the Target Equity, Party A and Party B and/or relevant parties shall, based on this Agreement, conduct further negotiations, explorations and discussions in respect of related specific matters, including the manners, price, and timing of the proposed transfer of the Target Equity as well as the related debt settlement and transfer, and enter into a formal transaction agreement after having reached a consensus after further consultations, which agreement, shall, upon taking effect, constitute a contract binding upon all the relevant parties.

Article 3                       Conditions Precedent to the Proposed Transaction

3.1           Party A’s obligation to consummate the Proposed Transaction and to accept the relevant estimated valuations shall be conditional upon satisfaction of the following conditions:

3.1.1                           Party A will be able to acquire the Minimum Acquired Equity under the Proposed Transaction;

3.1.2                           Party B shall have made a binding undertaking to Party A, under which, Party B shall not transfer any Consideration Shares by auction or block trade within 36 months from the Consideration Shares Acquisition Date;

3.1.3                           Subject to Party A’s compliance with any undertaking made to or any obligation towards the management of the Target Company (if any), Party B shall take effective measures to ensure that the management of the Target Company will not submit any resignation to the Target Company to resign from their positions in the Target Company within 36 months; and

3.1.4                           Party B shall make a conditional undertaking to Party A in respect of the Target Company’s profit in Fiscal Year 2015 and that Party B will compensate Party A for the Target Company’s profit shortfall in Fiscal Year 2015, and in addition, Party B shall make a conditional undertaking to Party A that the Target Company will achieve a profit increase of no less than 10% for each of Fiscal Years 2016 and 2017, and that Party B will compensate Party A for the Target Company’s profit shortfall in each of Fiscal Years 2016 and 2017. For the avoidance of doubt, the forgoing undertaking in respect of the Target Company’s profit shall be conditioned at least on those conditions precedent as set forth in 3.2 below, with the remaining conditions to be further discussed between the parties.

3.2             Party B’s obligation to consummate the Proposed Transaction and to accept the relevant estimated valuations shall be conditional upon satisfaction of the following conditions:

3.2.1                     At the request of Party B (if so made) and subject to agreement between the parties, Party A shall have actually provided Party B with the agreed loan or financing in order to further the Going-private of the Target Company.

3.2.2                     Neither the appraised value of the Target Equity nor the closing purchase price at which the Target Equity is transferred to Party A shall be lower than RMB 7.255 billion;

3.2.3                     The market value of the Consideration Shares to be issued to Party B by Party A as portion of the purchase price for Party A’s acquisition of the Target Equity shall be no lower than RMB 4 billion on the Consideration Shares price determination date, and the balance of the purchase price for the Proposed Transaction (initially estimated to be approximately RMB3.255 billion) shall be paid in cash (or in other words, each Target Company share included in the Minimum Acquired Equity shall be entitled to a cash payment of RMB 41.4);

3.2.4                     Party A shall maintain its status as a listed company on the Shanghai Stock Exchange, and there shall not exist any circumstances which by common business sense are reasonably expected to result in Party A’s loss of the status as a listed company on the Shanghai Stock Exchange; and

3.2.5                     The board of directors of Party A’s shall have adopted resolutions determining that the business strategies and business model of the Target Company shall not be changed within 36 months as of the closing of the Proposed Transaction, and that the Target Company shall continue to be operated in the same manners and on the same conditions in and on which the Target Company is operated prior to the date of closing.

3.3                   For the avoidance of doubt, the parties agree that even if Party A fails to consummate the acquisition of the shares in the Target Company held by the Target Company Minority Shareholders in the end, Party A’s then obligation to purchase from Party B the Target Equity under the Proposed Transaction shall not be affected or released.

Article 4                       Overall Transaction Structure

4.1           Party A’s Assistance to Party B in the Furtherance of the Going-private of the Target Company

In order to further the Proposed Transaction contemplated hereunder, Party A has agreed to provide reasonable assistance to Party B necessary for Party B to effectuate the Going-private of the Target Company, including without limitation, provision of a loan or financing to Party B at the request of Party B and subject to agreement between the parties.

4.2           Overall Acquisition

The parties will work diligently to effectuate an overall acquisition of the Target Company. The reasonable valuation of the equity interest in the Target Company held by the Minority Shareholders of the Target Company (representing approximately 34.9% of the total issued and outstanding shares of the Target Company on a fully-diluted basis, including the shares in the Target Company currently held by the management team of the Target Company to be acquired by Party A subject to the approval of the special committee of the Target Company and to the consent of the management team of the Target Company after consultations among themselves) acceptable to Party A shall be RMB 1.745 billion (in other words, each Target Company share shall be entitled to a cash payment of RMB 41.4).

Article 5                       Transfer of the Target Equity

5.1           Target Equity.  The Target Equity under this Agreement shall consist of the following two portions:

(1)                 as of the date of this Agreement, the 30,681,266 Target Company shares already held by Party B;

(2)                 as of the date of this Agreement, the 47,835,509 Target Company shares with respect to which Party B and the other shareholders of the Target Company have entered into an equity transfer agreement under which the equity transfer is in the process of closing (consisting of 7,314,015 Target Company shares issued and outstanding and 40,521,494 Target Company shares to be issued pursuant to conversion of the convertible notes).

The Target Equity shall be deemed the minimum amount of equity interest in the Target Company to be acquired by Party A under the Proposed Transaction, or in other words, Party A shall acquire at minimum all the Target Equity under the Proposed Transaction.

5.2            Price of the Target Equity.  The parties agree that a third party appraisal agency will be engaged to appraise the market value of the Target Equity and issue an appraisal report, and that the parties will then determine the price of the Target Equity under the Proposed Transaction with reference to the result of the said appraisal report and through consultations.  With respect to the purchase price of the Minimum Acquired Equity, the parties agree to accept the preliminary estimated valuation of the Minimum Acquired Equity being equal to RMB 7.255 billion subject to certain conditions precedent.

5.3           Manners in which the Target Equity shall be acquired.  The parties agree that Party A will pay the purchase price for the purchase of the Target Equity by issuing shares and/or making payment in cash.  In consideration of its acquisition of the Target Equity, Party A agrees to pay the purchase price for the purchase of the Target Equity in the form of combination of cash and new shares to be issued by Party A.  Subject to satisfaction or being deemed satisfied as a result of waiver of all the conditions precedent, Party A shall be willing to issue its new shares to Party B through a private-placement with a total market value no lower than RMB 4 billion (calculated on the basis of the average trading price during the 20 trading days prior to the new share price determination date), and in addition to the Consideration Shares, pay Party B an amount in cash which shall as reasonably expected be no lower than RMB 3.255 billion (in other words, each Target Company share included in the Minimum Acquired Equity shall be entitled to a cash payment of RMB 41.4).

5.4           Specific Contents of the Acquisition of the Target Equity.  The parties shall as soon as practicable, enter into negotiations and discussions with each other in respect of the details of the Proposed Transaction, including the manners, price, and timing of the acquisition of the Target Equity.

Article 6                       Term

6.1           This Agreement shall have a term of six months, commencing from the date on which this Agreement takes effect.  Where, upon expiration of the term, any special circumstances necessitate an extension of this Agreement, such extension shall be subject to agreement between the parties.  In the event that this Agreement is not extended upon expiration of the term, this Agreement shall terminate.  Upon termination of this Agreement, the parties shall resolve any subsequent matters by adhering to the principle of good faith and fairness; and each party shall bear its own expenses incurred in the performance of this Agreement.

6.2           Each of Party A and Party B shall have the right to terminate this Agreement and all the agreements by and between Party A and Party B in relation to the Proposed Transaction, without any liability therefor, in case

6.2.1                           the appraised value of the Minimum Acquired Equity is lower than RMB 7.255 billion; or

6.2.2                           the market value of the Consideration Shares calculated on the basis of the average trading price during the 20 trading days prior to the new share price determination date is lower than RMB 4 billion.

Article 7                       Exclusivity

Within the term of this Agreement, Party B may not enter into any negotiation or discussion, or execute any memorandum of understanding, letter of intent or framework agreement or formal agreement, with any party other than Party A in relation to the acquisition of the Target Equity.

Article 8                       Confidentiality

Each party agrees that any and all of the terms of this Agreement and any and all of the information obtained by it from the other party shall be confidential information, and that it shall notify the other party and obtain to the extent practicable, the consent of the other party prior to its disclosure of any information relating to this transaction.

Article 9                       Governing Law and Dispute Resolution

9.1             The contents and interpretation of this Agreement shall be governed by the laws of the People’s Republic of China.

9.2             Any dispute between the parties arising from the performance of this Agreement shall be resolved through amicable consultations between the parties.  Any such dispute that fails to be resolved through such consultations shall be submitted to China International Economic and Trade Arbitration Commission (“CIETAC”) for resolution through arbitration. The arbitration shall be conducted in Beijing and in Chinese language in accordance with the CIETAC arbitration rules then in effect.

Article 10                Miscellaneous

10.1                              The parties shall perform this Agreement in good faith.  Other than the provisions under the “Term”, “Exclusivity”, “Confidentiality”, and “Governing Law and Dispute Resolution” articles, this Agreement shall not have legally binding force.

10.2                              This Agreement shall be executed in four (4) originals, two for each party, and each original shall take effect upon being signed by the legal or authorized representative and affixed with the company seal of each party.

Party A:                        Nanjing Xinjiekou Department Store Co., Ltd.

Dated: November 5, 2015

Party B:                        Golden Meditech Holdings Limited

Dated: November 5, 2015